July 18, 2025

Owen Hughes
Chief Executive Officer
XOMA Royalty Corporation
2200 Powell Street, Suite 310
Emeryville, California 94608

       Re: Turnstone Biologics Corp.
           Schedule TO-T filed July 11, 2025
           File No. 005-94123
Dear Owen Hughes:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-T filed July 11, 2025; Offer to Purchase
General

1. We note that the principal business of Purchaser, as described on page A-1, is solely to consummate the Offer and effect the Merger pursuant to the Merger Agreement,
       and to perform its obligations under the CVR Agreement.    However, your
Schedule
       TO states that the principal business of Purchaser is    to engage in
any lawful act or
       activity for which corporations may be organized under the Nevada Revised Statutes,
       and Purchaser   s website states that    XOMA is a biotechnology royalty
aggregator
       with more than 70 assets.    Please revise to address these apparent
discrepancies. Refer
       to Item 1003(b) of Regulation M-A.
2.     Disclosure on page A-1 indicates that    Mr. Burns joined Purchaser in
August 2006.
       However, based on disclosure in Item 3 of your Schedule TO, it appears that
       Purchaser was formed in 2011. Please revise or advise.
3. Please disclose the information required by Item 1008(a) and (b) of Regulation M-A.
 July 18, 2025
Page 2

Summary Term Sheet, page 1

4.     Refer to the first bullet point under the caption    What Is the CVR and
How Does It
       Work?    on page 2. Please provide illustrative disclosure, in plain
English, showing
       how the CVR Proceeds will be calculated, including how Net Cash Excess and Net
       Cash Shortfall will be calculated. Refer to Item 1001 of Regulation M-A and to Item
       1004(a)(1)(ii) of Regulation M-A.
5. On page 3, disclosure indicates that the "offeror estimates that the amount that will be payable (on a pre-tax basis) under the CVRs will be approximately $0.03 per
       CVR." Revise the Offer to Purchase to explain the basis for the offeror s belief with respect to the CVRs.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions